Exhibit 4.25

Stephen Scott Group General Counsel and Company Secretary

27 July 2005

Mr Andy Halford	Our Ref:	SRS/je/3713
The Oxdrove House	Direct line:	+44 1635 673915
Burghclere	Direct fax:	+44 1635 580761
Berkshire
RG20 9HJ
Dear Andy
INDEMNIFICATION OF DIRECTORS
Until April of this year, the Company was only able to indemnify a Director for liability incurred in his or her capacity as Director once judgment was given in favour of the Director or the Director was acquitted. The Companies (Audit, Investigations and Community Enterprise) Act 2004 came into force in April 2005 and expands the circumstances under which a Director can be indemnified.
At the AGM of the Company held on 26 July 2005, the shareholders approved amendments to the Memorandum and Articles of Association of the Company to enable the Company to indemnify its Directors in accordance with the new legislation.
As a result, and with immediate effect, the Board has instructed me to advise you that the Company has granted and hereby confirms the grant of the following indemnity to you in relation to liability incurred in your capacity as Director:
(i)	The Company will provide funds to cover costs as incurred by you in defending legal proceedings brought against you in your capacity as, or as a result of your being or having been, a Director of the Company including criminal proceedings and proceedings brought by the Company itself or an Associated Company;

(ii)	The Company will indemnify you in respect of any proceedings brought by third parties, including both legal and financial costs of an adverse judgment brought against you in your capacity as, or as a result of your being or having been, a Director of the Company; and

(iii)	The Company will indemnify you for liability incurred in connection with any application made to a court for relief from liability, where the court grants such relief.
For the avoidance of doubt and in accordance with the new legislation, the indemnity granted does not cover:
(i)	Unsuccessful defence of criminal proceedings, in which instance the Company would seek reimbursement for any funds advanced;

(ii)	Unsuccessful defence of an action brought by the Company itself or an Associated Company, in which instance the Company would seek reimbursement for any funds advanced:
Vodafone Group Plc
Company Secretary’s & Legal Department
Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England
Telephone: +44 1635 33251, Facsimile: +44 1635 580857
Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

(iii)	Fines imposed by regulatory bodies;

(iv)	Fines imposed in criminal proceedings; and

(v)	Liability incurred in connection with any application under Section 144(3) or (4) of the Companies Act 1985 (acquisition of shares by innocent nominee) or section 727 of the Companies Act 1985 (general power to grant relief in case of honest and reasonable conduct), where the court refuses to grant you relief, and such refusal is final. (For reference, a summary of these sections is appended to this letter).
The indemnity is provided for all claims arising from today’s date, even if the action giving rise to the claim occurred before the Company had the authority to grant an indemnity in accordance with the new legislation. Prior to today’s date, your right to indemnification is as set out in your Service Agreement and the Articles of Association of the Company.
It is a condition of the provision of this indemnity that you shall notify the Company without delay upon becoming aware of any claim or potential claim against you and that you have a duty to mitigate any loss incurred.
The Company maintains Directors and Officers insurance as additional cover for Directors which, if the insurance policy so permits, may provide funds in circumstances where the law prohibits the Company from indemnifying Directors.
If you have any queries in relation to this letter let me know. If not, please counter-sign the enclosed copy of this letter and return it to me at your earliest convenience.
Yours sincerely
I accept the terms of this letter

/s/ [ILLEGIBLE]	Date 27 July 2005

APPENDIX
Section 144(3) and (4) Companies Act 1985
Section 144 CA 1985 governs the situation where there are partly paid up shares issued to a Company nominee. If the nominee is called upon to pay up but fails to do so, the Directors of the Company are jointly and severally liable with the nominee to pay such amount. Under this section however, the court is able to excuse the Director of his or her liability if it finds that the Director has acted honestly and reasonably in the circumstances and ought fairly to be excused from liability. If the Director is so excused, the indemnity granted by the Company will cover costs incurred by the Director in relation to the proceedings. If the court refuses to grant such relief, the Company will not be permitted to indemnify the Director for costs incurred.
Section 727 Companies Act 1985
The Court has power under s.727 CA 1985 in any proceedings that come before it concerning negligence, default, breach of duty or breach of trust against a Director to relieve him or her from liability if having regard to all the circumstances of the case it finds that the Director has acted honestly and reasonably and ought fairly to be excused from liability. If the Director is excused, the Company will indemnify the Director for any costs incurred in relation to the proceedings but if relief is refused, the Company will not be permitted under the new legislation to indemnify the Director.

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